CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of June, 2008	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

For Immediate Release

GRUPO RADIO CENTRO ANNOUNCES
FILING OF ITS 2006 ANNUAL REPORT ON FORM 20-F

Mexico City, June 30, 2007. Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC) (“Grupo Radio Centro”) announced today that on June 30, 2007, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2007 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or Grupo Radio Centro’s website at www.grc.com.mx.

In addition, investors may receive a hard copy of Grupo Radio Centro’s complete audited financial statements free of charge by requesting a copy from i-advize Corporate Communications, Inc. at 212-406-3694, or via email at grc@i-advize.com.

***

Company Description:
Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organización Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward-Looking Statements: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statement.

IR Contacts
In Mexico:	In NY:
Pedro Beltran / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: June 30, 2008	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer